UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 8)*

EVI Industries, Inc.

(Name of Issuer)

Common Stock, Par Value $0.025 Per Share

(Title of Class of Securities)

26929N102

(CUSIP Number)

Henry M. Nahmad

EVI Industries, Inc.

4500 Biscayne Blvd., Suite 340

Miami, Florida 33137

(305) 402-9300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 27, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 26929N102

1.	Names of Reporting Persons Symmetric Capital LLC (I.R.S. No. 47-3189811)
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Florida

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,838,194
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 2,838,194
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,838,194
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 20.6%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 26929N102

1.	Names of Reporting Persons Symmetric Capital II LLC (I.R.S. No. 81-3241840)
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Florida

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,290,323
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 1,290,323
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,290,323
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 9.4%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 26929N102

1.	Names of Reporting Persons Henry M. Nahmad
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 5,293,519(1)(2)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 4,186,553(1)
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,293,519(1)(2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 38.4%
14.	Type of Reporting Person (See Instructions) IN

(1)	Includes 2,838,194 shares and 1,290,323 shares owned by Symmetric Capital LLC and Symmetric Capital II LLC, respectively. Henry M. Nahmad may be deemed to have voting and dispositive power over such shares as a result of his position as Manager of Symmetric Capital LLC and Symmetric Capital II LLC.

(2)	Includes 1,106,966 shares subject to restricted stock awards which have not yet vested but as to which Henry M. Nahmad has voting power.

Amendment No. 8 to Schedule 13D

This Amendment No. 8 to Schedule 13D (this “Amendment”) amends, solely to the extent set forth herein, the Schedule 13D filed on March 12, 2015, as previously amended (the “Schedule 13D”), by Symmetric Capital LLC, a Florida limited liability company, Symmetric Capital II LLC, a Florida limited liability company, and Henry M. Nahmad (collectively, the “Reporting Persons”), relating to the Common Stock, par value $0.025 per share (the “Common Stock”), of EVI Industries, Inc., a Delaware corporation (the “Company”).

Item 3: Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is amended to add the following:

On September 27, 2022, the Company, upon the approval of the Compensation Committee of the Company’s Board of Directors, as the administrative committee for the Company’s 2015 Equity Incentive Plan, as amended (the “Plan”), granted Henry M. Nahmad, the Company’s Chairman, Chief Executive Officer and President, a restricted stock award of 202,430 shares (the “Restricted Shares”) of the Company’s Common Stock. Subject to the terms and conditions of the Plan and the related Notice of Grant and Restricted Stock Agreement (the “Award Agreement”), a total of 50% of the Restricted Shares is scheduled to vest ratably, in equal annual installments, from September 2023 through September 2026, with the remaining 50% of the Restricted Shares scheduled to vest on September 27, 2032, the tenth anniversary of the grant date. Pursuant to the terms of the Plan and the Award Agreement, Mr. Nahmad will have the rights of a stockholder with respect to the Restricted Shares prior to their vesting, including, without limitation, voting rights; however, prior to their vesting, Mr. Nahmad may not sell, assign, pledge, exchange, hypothecate or otherwise transfer, encumber or dispose of any of the Restricted Shares.

Item 4: Purpose of Transaction

Item 4 of the Schedule 13D is amended to add the information set forth in Item 3 above, which is incorporated into this Item 4 by reference.

Item 5: Interest in Securities of the Issuer

Item 5 of the Schedule 13D is amended and restated as follows:

The information set forth in rows 7-13 of the cover pages of this Amendment is incorporated into this Item 5 by reference.

Except as described in Item 3 above, none of the Reporting Persons has effected any transaction in any shares of the Company’s Common Stock during the past 60 days.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 13, 2022
Date

Symmetric Capital LLC

/s/ Henry M. Nahmad
Signature

Henry M. Nahmad/Manager
Name/Title

Symmetric Capital II LLC

/s/ Henry M. Nahmad
Signature

Henry M. Nahmad/Manager
Name/Title

/s/ Henry M. Nahmad
Henry M. Nahmad